Launch Two Acquisition Corp.

180 Grand Avenue, Suite 1530

Oakland, CA 94612

VIA EDGAR

August 22, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Eric McPhee

Mark Rakip

Pearlyne Paulemon

Isabel Rivera

Re:	Launch Two Acquisition Corp.

Registration Statement on Form S-1

Submitted July 24, 2024

CIK No. 0002023676

Ladies and Gentlemen:

Launch Two Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 19, 2024, regarding our Registration Statement on Form S-1 filed with the Commission on July 24, 2024 (the “Registration Statement”). This letter will be filed concurrently with the filing of Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Registration Statement on Form S-1 submitted July 24, 2024

Cover Page

1.	Please revise your discussion of the interest of the non-managing sponsor investors in purchasing substantially all of the units in the offering to clarify whether the purchase of units in the offering is conditioned upon their potential indirect purchase of private placement warrants and founder shares. In this regard, we note your statement on page 25 that the non-managing sponsor investors will potentially have different interests than the public shareholders because of their indirect ownership of founder shares. Secondly, please revise to disclose the maximum percentage of the offering that could be purchased in the aggregate by the non-managing sponsor investors. Lastly, please file any agreements or form of agreements with the non-managing sponsor investors as exhibits, or advise us as to why they are not material.

Response: The Company acknowledges the Staff’s comment and it has revised its disclosure on the cover page and pages 25, 78, 151 and 190 of Amendment No. 1 to note that the purchase of the non-managing sponsor membership interests is not contingent upon the participation in the offering or vice-versa. Additionally, the Company has revised its disclosure on the cover page to disclose the maximum percentage of the offering that could be purchased in the aggregate by the non-managing sponsor investors.

The Company acknowledges the Staff’s request to file any agreements with the non-managing sponsor investors as exhibits, or advise as to why they are not material, and the Company advises the Staff that the Company does not believe that such agreements are material. In particular, the Company notes that the Company is not a party to any such agreements and has no obligations to any non-managing sponsor investor (or any other member of the sponsor) pursuant to such agreements. Furthermore, the Company confirms that any material provisions of such agreements have been fulsomely described in the Registration Statement. The Company also notes, as stated in the Registration Statement, that there is no assurance that any non-managing sponsor member will acquire any units in this offering (nor is any such purchase a condition to such agreements).

In addition the Company notes that, as noted in the Registration Statement, none of the non-managing sponsor members have voting rights, management rights or governance vetoes with respect to the sponsor. Finally, none of the non-managing sponsor members will be under any obligation to hold any units or public shares following the closing of the offering (and there are no contractual consequences to any such investor if it does not continue to own such securities at any time, including at the time of the vote to approve an initial business combination, or at the consummation of an initial business combination). As a result, there is no assurance that any of the non-managing sponsor members will even be an investor at the time the Company’s shareholders vote on an initial business combination, and the Company cannot predict how the non-managing sponsor members will vote in connection with an initial business combination (or if they will vote at all).

In addition to the Company’s belief that any such agreements are not material, filing such agreements as exhibits to the Registration Statement may have the unintended effect of misleading investors as to the Company’s post-offering ownership and the Company’s ability to complete an initial business combination.

2.	We note your disclosure regarding compensation in the seventh paragraph. Please revise to (i) clearly state the amount received or to be received by the sponsor, its affiliates, and promoters and (ii) include cross-references to all applicable disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of Amendment No. 1 to address the Staff’s comment.

3.	We note disclosure in the eighth and sixteenth paragraphs regarding potential conflicts of interest. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters as one group, and purchasers in the offering as another group. Please also revise your cross-references to include cross-references to all applicable disclosures in the prospectus. See Item 1602(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of Amendment No. 1 to address the Staff’s comment.

Summary

Our Management Team, page 3

4.	We note your response to prior comment 1. For each SPAC you have identified, please disclose any extensions and redemptions in connection with any extension and/or business combination. See Item 1603(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 3 – 4 and 106 – 107 of Amendment No. 1 to address the Staff’s comment.

5.	We note your disclosure elsewhere in the prospectus that Messrs. van de Vyver, Gilbert, and Patel are involved in Launch One Acquisition Corp., a SPAC that is currently searching for a target. Please expand your disclosure here to discuss Launch One Acquisition Corp. See Item 1603(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 4 and 107 of Amendment No. 1 to address the Staff’s comment.

Our Investment Thesis and Strategy, page 5

6.	Please balance your presentation in this section by expanding your disclosure to discuss how significant competition among other SPACs pursuing business combination transactions will impact your ability to identify and evaluate a target company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 5 of Amendment No. 1 to address the Staff’s comment.

Sponsor Information, page 8

7.	Please revise your compensation table on page 9 to reference the payment of consulting, success or finder fees to your advisors and any salaries or fees to be paid to the sponsor and/or its affiliates for their services in particular transactions in connection with the initial business combination. See Item 1602(b)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 10 and 112 of Amendment No. 1 to address the Staff’s comment.

8.	Please revise the tables beginning on page 10 and 112 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 12 and 115 of Amendment No. 1 to address the Staff’s comment.

The Offering

Anticipated expenses and funding sources, page 25

9.	Please clearly state whether you have any plans to seek additional financing and describe how such financings may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K. In this regard, we note disclosure on page 101 indicating potential dilution to public shareholders from the company raising additional funds through equity or debt securities or other debt incurrences.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 9 of Amendment No. 1 to address the Staff’s comment.

Conflicts of Interest, page 36

10.	Please revise your disclosure in this section to clearly state the conflicts with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 38 – 39 of Amendment No. 1 to address the Staff’s comment.

Summary of Risk Factors, page 41

11.	Please revise your second risk factor to indicate that if the non-managing sponsor investors purchase the full amount of the units for which they have expressed an interest, you may not need any public shares sold in this offering to be voted in favor of the business combination, as you state on page 77 of your prospectus.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 42 and 44 of Amendment No. 1 to address the Staff’s comment.

Risk Factors

We may not be able to complete an initial business combination because such initial business combination may be subject . . ., page 66

12.	Please state whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please address how this fact could impact your ability to complete your initial business combination.

Response: We respectfully inform the Staff that our sponsor is a limited liability company incorporated in the state of Delaware and is not controlled by, and does not have substantial ties with, a non-U.S. person, and that we have revised the indicated disclosure to reflect this.

The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering . . ., page 77

13.	We acknowledge your response to prior comment 3. Given that the expressions of interest from the non-managing sponsor investors sum to $229 million of a $230 million proposed initial public offering, please explain why you do not expect the purchase of units by the non-managing sponsor investors to negatively impact your ability to meet the Nasdaq listing eligibility requirements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 25 and 78 to address the Staff’s comment.

The Company confirms, following consultation with the prospective underwriters participating in the offering, that the Company believes that the limited number of public investors would not impact the Company’s listing eligibility on the Nasdaq Global Market.

Dilution, page 95

14.	We note that one of your calculation assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in sought to facilitate an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than the net proceeds of the offering and the sale of private placement warrants, as stated on pages 110 and 116 of your prospectus.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 96 of Amendment No. 1 to address the Staff’s comment.

Proposed Business, page 105

15.	Please provide the basis for your statements here and on page 142 that you do not believe the fiduciary duties or contractual obligations of your sponsor, officers, or directors will materially affect your ability to complete an initial business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 8, 37 and 111 of Amendment No. 1 to address the Staff’s comment.

Sponsor Information, page 110

16.	In your compensation table, please revise to include the anti-dilution adjustment of the founder shares, the payment of consulting, success or finder fees to your advisors, and any salaries or fees to be paid to the sponsor and/or its affiliates for their services in particular transactions in connection with the initial business combination. See Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 10 and 112 of Amendment No. 1 to address the Staff’s comment.

17.	We note your disclosure on page 113 regarding potential surrenders and forfeitures of founder shares. Please expand your disclosure to specifically discuss the assumed forfeiture of 750,000 founder shares if the underwriters’ over-allotment option is not exercised in full and the anti-dilution adjustment feature of the founder shares. See Item 603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 12 and 115 of Amendment No. 1 to address the Staff’s comment.

18.	We note that the non-managing sponsor investors will hold membership interests in the sponsor. Please disclose the persons or affiliated groups who may have direct or indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that none of the non-managing sponsor investors hold a direct or indirect material interest in the sponsor. Additionally, other than Mr. McEntee, Mr. Gilbert and Mr. Patel, no other persons hold a direct or indirect material interest in the sponsor.

Management

Advisors, page 136

19.	We acknowledge your response to prior comment 4 regarding your advisors Ryan Gilbert and Shami Patel. Please disclose any related compensation they will receive in connection with your initial public offering or your initial business combination.

Response: Outside of the interests in the Sponsor, which have been disclosed on pages 9, 111 and 140 of Amendment No. 1, there are no current agreements for Mr. Gilbert or Mr. Patel to receive in connection with our initial public offering or your initial business combination.

Executive Officer and Director Compensation, page 128

20.	Please discuss the membership interests in the sponsor that the independent directors will receive for their service as a director. See Item 402(r)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 9 and 111 of Amendment No. 1 to address the Staff’s comment.

Principal Shareholders

Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 149

21.	Please disclose whether the membership interests of the non-managing sponsor investors are subject to a lock-up agreement or other transfer restriction. In this regard, we note your disclosure on page 185 that the non-managing sponsor investors may not transfer all or any portion of the membership interests in the sponsor except in limited circumstances.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 152 of Amendment No. 1 to address the Staff’s comment.

Exhibits

22.	We note your disclosure on pages 82, 83, and 161 that the exclusive forum provision in your warrant agreement will not apply to Exchange Act claims but will apply to Securities Act claims. The warrant agreement filed as Exhibit 4.4 states that the provision will not apply to suits brought to enforce Exchange Act claims, but does not address whether this applies to Securities Act claims. Please confirm whether the provision will apply to Securities Act claims and revise accordingly.

Response: The warrant agreement provides that the exclusive forum provision will apply to all actions, proceedings or claims against the Company arising out of or relating in any way to the warrant agreement; provided that such provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. In our view, the warrant agreement need not specifically address Securities Act claims, because we are not aware of any Securities Act provisions that provide for the sole and exclusive forum in the federal district court of the United States of America. Our reference in the registration statement to claims under the Securities Act was based on prior Staff comments in other transactions specifically requiring a registrant to reference Securities Act claims in the section of the registration statement dealing with exclusive forum provisions. We direct the Staff, however, the disclosure on pages 82 and 165 of Amendment No. 1 to the effect there is uncertainty as to whether a court will enforce that provision and that investors cannot waive compliance with Federal securities laws and the rules and regulations thereunder .

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., by telephone at 212-370-1300.

Sincerely,

Launch Two Acquisition Corp.

/s/ Jay McEntee
Jay McEntee
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.